Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following is a listing of the subsidiaries of the Registrant:

Jurisdiction Organization

Energetics Incorporated	Maryland

Integrated Concepts and Research Corporation	District of Columbia

Akimeka, LLC	Hawaii

Wheeler Bros., Inc.	Pennsylvania

VSE Aviation, Inc.	Delaware

Air Parts & Supply Co.	Florida

Kansas Aviation of Independence, L.L.C.	Kansas

Prime Turbines LLC	Delaware

CT Aerospace LLC	Texas

Ultra Seating Company	Texas